Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
National Atlantic Holdings Corporation and Subsidiaries
Freehold, New Jersey

We consent to the use in this Post Effective Amendment No. 1 to the Registration Statement No. 333-117804 of National Atlantic Holdings Corporation and Subsidiaries of our reports dual-dated December 20, 2004 (February 10, 2005 with regard to Note 18) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatements described in Note 18) appearing in the Prospectus, which is a part of such Registration Statement and to the references to us under the headings “Experts” and “Change in Independent Registered Public Accounting Firm” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 14, 2005